[redacted]

SECURITIES AND EXCHANGE COMMISSION SECURIT 10029090 ION

RECEIVED

FEB 25 2010

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 67656

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Puritan Brokerage Services, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16801 Addison Road, Suite 430
(No. and Street)

Addison (City) TX (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Crooks (972) 380 1119
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaynes, Reitmeier, Boyd and Therrell, P.C
(Name – *if individual, state last, first, middle name*)

5400 Bosque Blvd, Suite 500, (Address) Waco, (City) Texas (State) 76710 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas Scott Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Puritan Brokerage Services, Inc**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas Scott Brooks
Signature

President
Title

Byron D Manthe
Notary Public

BYRON D. MANTHE
MY COMMISSION EXPIRES
March 26, 2011

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X b) Statement of Financial Condition.
X (c) Statement of Income Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of
Puritan Financial Companies, Inc.)
Financial Statements and
Supplemental Information
December 31, 2009 and 2008
(With Independent Auditors' Report Thereon)

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Table of Contents

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
Web www.jrbt.com

Independent Auditors' Report

The Board of Directors
Puritan Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of Puritan Brokerage Services, Inc. (the Company), a wholly-owned subsidiary of Puritan Financial Companies, Inc., as of December 31, 2009, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2008 were audited by other auditors whose report dated February 26, 2009 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puritan Brokerage Services, Inc., a wholly-owned subsidiary of Puritan Financial Companies, Inc., at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(d) to the financial statements, the Company adopted the revised accounting guidance issued by the Financial Accounting Standards Board on accounting for uncertainty in income taxes as of January 1, 2009.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 22, 2010

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Financial Condition

December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 12,560	8,629
Cash deposit with clearing organization	30,953	30,905
Receivable from clearing organization	2,856	-
Receivable from parent	5,887	-
Other receivables	1,825	2,220
Furniture and fixtures, less accumulated depreciation of $1,153 and $610, respectively	2,644	3,187
Other assets	6,721	5,479
	$ 63,446	50,420
Liabilities and Stockholder's Equity		
Payable to clearing organization	$ -	2,442
Payable to parent	-	10,575
Accounts payable and other liabilities	20,523	12,285
Total liabilities	20,523	25,302
Stockholder's equity:		
Common stock, par value $0.01 per share; 7,000 shares authorized, issued and outstanding	70	70
Additional paid-in capital	501,753	351,753
Accumulated deficit	(458,900)	(326,705)
Total stockholder's equity	42,923	25,118
	$ 63,446	50,420

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Income

Years Ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Commissions	$ 46,583	18,848
Trading fees	24,999	10,743
Interest	2,220	2,546
Other	4,521	2,514
Total revenue	78,323	34,651
Expenses:		
Employee compensation and benefits	122,723	150,268
Clearance fees	27,976	23,209
Other operating expenses	59,819	43,082
Total expenses	210,518	216,559
Net loss	$ (132,195)	(181,908)

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2008	$ 70	221,753	(144,797)	77,026
Net loss	-	-	(181,908)	(181,908)
Contributions of additional paid-in capital	-	130,000	-	130,000
Balance, December 31, 2008	70	351,753	(326,705)	25,118
Net loss	-	-	(132,195)	(132,195)
Contributions of additional paid-in capital	-	150,000	-	150,000
Balance, December 31, 2009	$ 70	501,753	(458,900)	42,923

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (132,195)	(181,908)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Noncash capital contributions as offset for expense reimbursement	150,000	90,000
Depreciation	543	542
Changes in assets and liabilities:		
Cash deposit with clearing organization	(48)	(905)
Receivables from clearing organization	(2,856)	-
Receivables from affiliate	(5,887)	-
Other receivables	395	10,509
Other assets	(1,242)	(5,479)
Payable to clearing organization	(2,442)	2,442
Payable to parent	(10,575)	10,575
Accounts payable and other liabilities	8,238	11,198
Net cash provided by (used in) operating activities	3,931	(63,026)
Cash flows from financing activities:		
Capital contributions	-	40,000
Net cash provided by financing activities	-	40,000
Net increase (decrease) in cash and cash equivalents	3,931	(23,026)
Cash and cash equivalents at beginning of year	8,629	31,655
Cash and cash equivalents at end of year	$ 12,560	8,629

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements

December 31, 2009 and 2008

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

Puritan Brokerage Services, Inc. (the Company), a wholly-owned subsidiary of Puritan Financial Companies, Inc. (the parent), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company is organized for the purpose of providing securities transactions on an unsolicited basis for its parent's clients and in support of Puritan Financial Group, Puritan Investment Advisors, and Puritan Life Insurance Company.

The Company has a clearing agreement with Southwest Securities, Inc. to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company required substantial capital investment during 2009 and 2008 from its parent with the intention that the Company becomes self-sufficient through the expansion of transactions from Puritan Investment Advisors and sourcing insurance-related transactions from external agents and marketing organizations.

(b) Commission Income and Related Expenses

Commission income and related expenses are recorded on a trade-date basis as securities transactions occur.

(c) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of seven years for furniture and fixtures.

(d) Income Taxes

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the companies filed on a separate return basis if a liability exists. The Company is not reimbursed for tax losses passed

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements
(Continued)

(1) Summary of Significant Accounting Policies (continued)

(d) Income Taxes (continued)

from the Company to the parent. At December 31, 2009 and 2008, there were no deferred tax assets or liabilities recorded by the Company due to all prior and current net operating losses being utilized on a consolidated basis.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. No deferred taxes have been recorded in these financial statements.

Beginning with the adoption of the revised guidance on accounting for uncertainty in income taxes as of January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits and penalties in other operating expenses.

For years before 2007 (date of incorporation), the Company was not subject to U.S. federal or state income tax examinations.

(e) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements
(Continued)

(1) Summary of Significant Accounting Policies (continued)

(f) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(g) Subsequent Events

Subsequent events have been evaluated through February 22, 2010, which is the date the financial statements were available to be issued.

(h) Reclassifications

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net regulatory capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $5,000 under Rule 15c3-1(a)(2). At December 31, 2009, the Company had net regulatory capital of $31,114.

(3) Related Party Transactions

The parent charges the Company for administrative services and overhead and pays all employees of the Company. The parent is in a position to, and in the future, may influence the amount of payroll and administrative overhead charges to the Company.

The Company received capital contributions of $150,000 and $130,000 from its parent company in 2009 and 2008, respectively. In 2009, these noncash capital contributions were used to offset the amounts the Company owed its parent for payroll and administrative overhead charges. In 2008, $90,000 were used to offset the amounts the Company owed its parent for payroll charges; and the remaining $40,000 was a cash contribution.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements
(Continued)

(4) Leases

The Company entered into an operating lease for office space during 2007. The lease has a term of four years. Rent expenses for 2009 and 2008, respectively, were $14,930 and $10,953. Rent expenses for years 2010 and 2011 will approximate $14,600 and $7,300, respectively.

Supplemental Information

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Computation of Net Capital Requirements Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net capital:		
Total stockholder's equity		$ 42,923
Deductions:		
Non-allowable assets:		
Haircut on cash deposit with clearing organization	$ (619)	
Other receivables	(1,825)	
Furniture and fixtures, net	(2,644)	
Other assets	(6,721)	
Total deductions		(11,809)
Net capital		$ 31,114
Aggregate indebtedness, as reported on the accompanying financial statements		$ 20,523
Minimum net capital required		$ 5,000
Net capital in excess of requirements		26,114
Net capital		$ 31,114
Ratio aggregate indebtedness to net capital		.66 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

See accompanying independent auditors' report.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2009

The Company claims exemption pursuant to Rule 15c3-3(k)(2)(ii) relating to the reserve requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Information Relating to the Possession or Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2009

The Company claims exemption pursuant to Rule 15c3-3(k)(2)(ii) relating to the possession or control filing requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Puritan Brokerage Services, Inc.
Report on Internal Control Required by
SEC Rule 17a-5(g)(1)
December 31, 2009

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
Web www.jrbt.com

The Board of Directors
Puritan Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental information of Puritan Brokerage Services, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of internal control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 22, 2010

Puritan Brokerage Services, Inc.
Independent Accountants' Report
on Applying Agreed-Upon Procedures
December 31, 2009

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
Web www.jrbt.com

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Puritan Brokerage Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Puritan Brokerage Services, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in the Transitional Assessment Reconciliation (Form SIPC-7T) with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. There were no adjustments reported in the Transitional Assessment Reconciliation (Form SIPC-7T).

4. We proved the arithmetical accuracy of the calculations reflected in the Transitional Assessment Reconciliation (Form SIPC-7T), noting no differences.

5. There was no overpayment applied to the current assessment with the Transitional Assessment Reconciliation (Form SIPC-7T).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 22, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067656 FINRA DEC
PURITAN BROKERAGE SERVICES INC 15*15
16801 ADDISON RD STE 430
ADDISON TX 75001-5741

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KATRINA STARKIE 1-800-513-3243

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

12/22/2008
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum n/a

F. Total assessment balance and interest due (or overpayment carried forward) $ —

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ n/a

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PURITAN BROKERAGE SERVICES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: __________ Postmarked __________ Received __________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 65,035
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(378)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(22,643)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	(1,576)
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Signature guarantee fees $1,011, Bank interest $30	(1,041)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(25,638)
2d. SIPC Net Operating Revenues	$ 39,397
2e. General Assessment @ .0025	$ 98

(to page 1 but not less than $150 minimum)